Exhibit 4.7

The undersigned:

1. The limited company AEGON N.V. established in The Hague (hereinafter referred to as: “AEGON”), represented for these purposes by Mr. M. Tabaksblat, in his capacity of Chairman of and acting on behalf of the Supervisory Board,

and

2. J.B.M. Streppel resident in Gouda, hereinafter referred to as: “Executive”.

WHEREAS:

On December 1, 1973 the Executive entered the employment of a company now belonging to the group of companies of which AEGON is the holding company;

at its meeting on June 24, 1999 the Supervisory Board of AEGON decided to appoint the Executive as a member of the Executive Board, which appointment entered into force on May 4, 2000;

the parties, thereby superseding previous agreements, wish to lay down the conditions which apply to their relationship;

DECLARE TO HAVE AGREED AS FOLLOWS:

Article 1 - Position

1.1	The Executive is a member of the Executive Board of AEGON effective May 4, 2000.

1.2	The Executive undertakes the obligation to perform as a good Executive and to act or to omit acts as appropriate. As a member of the Executive Board the Executive has the obligations which have been or will be imposed by law, by the articles of incorporation of AEGON and in the regulations referred to in article 2.

1.3	The Executive shall dedicate himself and his energy entirely to promote the interests of AEGON

1.4	If the Executive is serving as a supervisory director of another company on the basis of his position as a member of the Executive Board (so-called “qq supervisory directorship”), or if the Executive is employed in any other position pursuant to his membership of the Executive Board (so-called “qq-positions”), he shall instruct to pay the income derived from this in the treasury of AEGON, unless the Chairman of the Supervisory Board decides otherwise. The Executive shall not suffer any tax loss as a result.

Article 2 - Applicable general regulations

2.1	As a member of the Executive Board, the “Executive Board Rules” apply, as these Rules shall be determined from time to time. The above-mentioned Rules contain, inter alia, provisions relating to the prohibition against trading on inside information and an arrangement relating to the restrictions imposed on private investments.

2.2	In the case of any infringement of the above-mentioned Rules by the Executive, AEGON shall be entitled, depending on the circumstances of the case, to terminate the employment agreement between the parties immediately for urgent cause.

2.3	The prior approval of the Chairman of the Supervisory Board is required for any loans provided to the Executive by AEGON or by any of its subsidiaries.

Article 3 - Duration of the agreement

3.1	The date of entry into the employment is the aforementioned date of December 1, 1973.

3.2	The employment agreement is entered into for an indefinite period.

3.3	The agreement terminates automatically, without requiring any notice, in the year in which the Executive reaches the age of 62, at the end of the month in which the annual General Meeting of Shareholders is held in that year.

Article 4 - Notice

4.1	The agreement can be terminated by either of the parties by registered letter, taking into account a period of notice of three months for the Executive and six months for AEGON. If it is his intention to terminate the employment agreement with AEGON, the Executive shall inform the Chairman of the Executive Board in good time before giving notice of termination.

4.2	The agreement can be terminated with immediate effect at any time without taking into account a period of notice, if there is an urgent cause as described in the Articles 7:678 and 7:679 of the Civil Code.

4.3	On the effective date of termination of the employment agreement, the Executive shall place his qq-supervisory directorship and qq- positions, as referred to in Article 1.3 of this agreement, at the disposal of AEGON

Article 5 - Income

5.1	The Executive receives a basic salary as per January 1, 2004 of EUR 666,250 gross per annum. This is inclusive a holiday allowance of 8% and a so-called thirteenth month and will be paid annually in twelve equal monthly amounts.

5.2	The base salary is adapted in accordance with the general salary rounds applicable for the AEGON Nederland office employees. At regular intervals, but at least once a year, the Supervisory Board will consider whether there are reasons to further adapt the basic salaries of the members of the Executive Board.

5.3	The Executive is entitled to Short-term and Long-Term Incentive Plans, in so far these will be determined from time to time by the Supervisory Board.

5.4	In so far as the present employment agreement does not expressly provide otherwise, AEGON’s secondary employment conditions are applicable, as these conditions are laid down from time to time for AEGON Nederland office employees.

Article 6 - Expenses and company car

6.1	AEGON pays an expense allowance of currently EUR 350 per month for representation and general costs such in pursuance of the “Memo regarding the arrangement of expense allowances’, as determined for AEGON Executives from time to time.

6.2	The expenses incurred by the Executive in the execution of his business tasks not included in the monthly expense reimbursement mentioned in article 6.1 are reimbursed by AEGON on receipt of supporting vouchers in accordance with the “Guidelines for business expenses”, as determined for members of the Executive Board from time to time. AEGON shall pay the costs related to a fax machine to be installed at the private home of the Executive.

6.3	AEGON provides the Executive with a company car in accordance with the User’s Arrangement, as determined from time to time for members of the Executive Board.

Article 7 - Holiday

7.1	The Executive is entitled to 33 days paid leave per year.

7.2	When he takes up his leave days, the Executive shall consult with the other members of the Executive Board, and shall take into account the interests of AEGON

Article 8 - Disability

8.1	In the event of disability of the Executive, the parties shall apply the relevant provisions in the collective bargaining agreement for the Insurance Industry with regard to payments in case of disability, as arranged in the collective bargaining agreement from time to time. To calculate the amount of the monthly supplement during the relevant period, the general salary rounds as referred to in Article 5.2 are taken into account, as well as in addition to the basic salary the holiday allowance and the thirteenth month. Contrary to the provisions in the collective bargaining agreement, the entitlement to incentive arrangements as referred to in Section 5.3 ceases to exist at the end of the first year of disability. The AEGON Nederland secondary employment conditions for office employees shall apply and shall be adapted in accordance with standard practices.

Article 9 - Retirement

9.1	The Executive declares that he is in agreement with the pension arrangement of AEGON laid down in the “Pension arrangement for members of the Executive Board” dated January 1, 1992, including the amendments and the additional Pension Letter handed over on October 6, 1998. The parties mutually declare that they will observe the obligations arising from this.

Article 10 - Early retirement and non-activity arrangement

10.1	Taking into account the interests of the company, the Supervisory Board may decide to early retire the Executive, and make him non-active, from the first day of the month following the month in which the annual General Meeting of Shareholders is held in the year in which the Executive reaches the age of 60. The Executive can also inform the Supervisory Board of his wish to retire early and become non-active on the above-mentioned date. The Supervisory Board has decided to grant such a request. During the period of non-activity, which will continue no later than the date of early retirement, the Executive retains the right to the basic salary he last received while in active service, as well as the holiday allowance and thirteenth month. Ordinary adaptations made during the period of non-activity, which apply to the active members of the Executive Board, shall also apply to the Executive, However, any rights to incentive payments as referred to in Section 5.3 and to a fixed expense allowance as referred to in Section 6.1 lapse on the date that the period of non- activity commences. The entitlement to a company car expires on the same date, The pension arrangement which was in force during the Executive’s last active period continues to apply as though the Executive were still in active service. The AEGON secondary employment conditions shall apply as these conditions apply in general for AEGON Nederland office employees in case of early retirement.

10.2	The Executive and the Chairman of the Supervisory Board respectively shall be informed not later than one year in advance of the intention of early retirement and non-activity.

10.3	The Rules referred to in Section 2 of this agreement remain in force during the period of non-activity. Consequently it is, inter alia, agreed that only upon having received the consent in writing from the chairman of the Supervisory Board, the Executive shall be permitted to be employed or to do business for his own account or to hold an office or carry out a function or perform services for a third party in return for a financial reward or a reward to be valued in terms of money, not including giving lectures and publishing. The written consent for new activities shall state whether the proceeds from such activities shall have to be turned over to AEGON

Article 11 - Severance arrangement in the event of termination in connection with a merger, takeover or fundamental changes

11.1	In the event notice of termination of this agreement is given by AEGON in connection with a merger, takeover or fundamental changes in policy and related organizational amendments, AEGON will pay the Executive compensation for damages, based on the provisions of the articles 11.2 and 11.3, at the end of the employment agreement.

AEGON will pay the Executive the same compensation for damages in case of giving notice of termination of this agreement by the Executive, provided that this notice of termination is directly related to a merger, takeover, fundamental changes in policy and related organizational amendments or the appointment by AEGON of a Executive with a higher position in law and/or in fact, so that the Executive is no longer able to carry out his function at the level at which he carried it out previously.

11.2	The sum of the compensation for damages is established on the basis of the so-called ‘Zwartkruis” formula, appended as Exhibit as further determined below, With regard to the scale assigned to the Executive, and with regard to the components to be multiplied with the normative monthly salary “S”, the parties have agreed as follows:

•	with regard to determining factor b (years of service), the date referred to in Article 3.1 applies as the date of entry into employment and the years of service up to the moment on which the Executive was appointed Executive of AEGON count for 75% of the relevant number of years;

•	with regard to determining factor c (level of position), the number which applies is 5;

•	with regard to determining factor d (possibility of reassignment), the following numbers apply to the ages 45-55: up to the age of 48, the number 3 is retained, from the age of 49, the number 2;

•	the normative monthly salary consists of the following components: one/twelfth of the following calculation: the fixed annual income (twelve monthly basic salaries, holiday allowance and thirteenth month) + 20% thereof for pension premium + an amount equal to the amount paid lastly with respect to the profit sharing arrangement ÷ an amount equal to the short-term incentive compensation as referred to in Section 5.3 (to be) paid with respect to the last three full fiscal years divided by three. With respect to the reduction on mortgage interest rates and insurance a flat amount of NLG 17,800 applies. The last sum will be index-linked, in accordance with the salary rounds as indicated in Article 5.2, as these will have taken place from today, up to the time that the compensation for damages has been determined,

S shall be a minimum of 3 and a maximum of 60. As the summary of components shows, the compensation for damages also covers compensation for any pension loss.

11.3	However, the total compensation for damages shall never amount to more than the income which the Executive would have enjoyed if the employment agreement had continued until his retirement from the time of the termination of the employment agreement, assuming that on the basis of the provision of Article 10, recourse would have been taken to the possibility of the Executive’s early retirement and becoming non-active from the earliest possible date referred to in Article 10.1.

The calculation in comparing the total compensation for damages with the income which the Executive would have enjoyed if the employment agreement had continued, is made as follows:

the income which the Executive would have enjoyed if the employment agreement had continued until his retirement is capitalized with a discount percentage, based on the interest percentage that corresponds with the average CBS returns on government loans with a duration of 4—5, 5—6 and 6—7 years respectively. To calculate the monthly returns on the basis of these annual returns, the outcome is to be multiplied by a factor of 0.95, after which the income thus capitalized is to be decreased by the current normal income tax rate. To qualify as income, the same components are taken into account as for the calculation of the compensation, with the understanding that the components falling away upon non-activity shall, in virtue of the provisions of article 10, no longer be taken into account in a time relation to the first possible date of non-activity as referred to in article 10.1. In the event that the capitalized income, decreased by the income tax on such income, should be smaller than the compensation, decreased by the income tax due upon payment to the Executive in one lump sum, the compensation without deduction of the income tax due on it shall be reduced and be fixed at an amount that shall be equal, after such amount has been decreased by income tax, to the capitalized income, decreased by the income tax due thereon.

Article 12 - Restraint of Competition

12.1	If:

•	the employment agreement is terminated on the Executive’s initiative, or

•	the employment agreement is terminated on the initiative of AEGON, and this initiative is taken in a situation in which the Executive is liable to pay damages (“schadeplichtig”),

the Executive undertakes for a period of one year following the effective date of termination of the employment agreement, not to be employed or involved in any way, directly or indirectly, either for his own account or for the account of others, in or by any company which carries on activities in a field that is similar to, or in any other way in competing with the activities of the AEGON concern, nor to act as an intermediary thereby in any way, either directly or indirectly. This restraint of competition applies worldwide for the period indicated. Following a written request with regard to a specific activity or involvement, the Supervisory Board can grant the Executive exemption. Such exemption is valid between the parties only if it has been granted in writing in a registered letter sent to the Executive, signed by the Chairman on behalf of the Supervisory Board.

Article 13 - Previous agreements

13.1	This agreement supersedes all previous agreements and takes their place. After this agreement has been signed, AEGON and the Executive can no longer derive any rights from agreements which have been superseded herewith.

Article 14 - Arbitration

14.1	Any disputes arising in connection with this agreement, or further agreements resulting thereof, shall be finally settled in accordance with the Rules of the Netherlands Arbitration Institute in Rotterdam. The Arbitration Tribunal shall be composed of three arbiters. The place of arbitration shall be The Hague.

Agreed and drawn up in duplicate and signed in The Hague on May 4, 2000 and amended on March 1, 2005.

AEGON N.V.	(the Executive)

EXHIBIT to the Employment Agreement between AEGON N and its members of the Executive Board

The so-called “Zwartkruis”-formula, as referred to in article 11.2 of the employment agreement, reads as follows:

a x b x c
S =	_______
d

The total compensation (S) relates to:

1.	age (a)

2.	years of service (b)

3.	job rating (c)

4.	chances of finding another position (d).

The total compensation is calculated in months salary, with a minimum of 3 and a maximum of 60.

2 x (age 25)
(a) =	_________
25

(b) = years of service, minimum 1, maximum 40

(c) = in accordance with a scale from 1 to 5 (5= board of Executives)

(d) = chances of finding another position, in accordance with a scale related to age 1 - 5, such as follows:

5:	age up to 40

4:	age 40—45

2-3:	age 45-55 (to be assessed on an individual basis)

1:	age 55 and older.

“This agreement has been agreed upon and drawn up and signed in the Dutch language. In case of a difference between the Dutch version and a translation thereof in another language, the Dutch version prevails”.